AUGUSTA GOLD CORP.

June 25, 2021

Via EDGAR

Securities and Exchange Commission

ATTN: Timothy Collins

100 F Street, NE
Washington, D.C. 20549

Re:	Augusta Gold Corp. – Request for Acceleration

Registration Statement on Form S-3

Filed on June 21, 2021

File No. 333-257183

Ladies and Gentlemen:

On behalf of Augusta Gold Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (No. 333-257183) to permit said Registration Statement to become effective at 4:00 p.m. Eastern Time on June 29, 2021, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Augusta Gold Corp.

/s/ Tom Ladner
Tom Ladner
Vice President, Legal